UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 177TH MEETING OF THE BOARD OF

DIRECTORS HELD ON MAY 25, 2011

1. DATE, TIME AND PLACE: On the 25th (twenty fifth) day of the month of May 2011, at 1 p.m. (one p.m.), at the head offices of Companhia Paulista de Força e Luz, located in the Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2.5, in the city of Campinas, State of São Paulo.

2. CALL:  The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company").

3. ATTENDANCE: The majority of the members of the Board of Directors ("Board") and the Board of Executive Officers.

4. PRESIDING: Chaimar – Murilo Cesar Lemos dos Santos Passos, and Secretary – Gisélia Silva.

5. SUBJECTS AND RESOLUTIONS:

Initially, the members were vested in their respective offices by signing both the Term of Office, as stipulated in Article 149 of the Corporate Law, and the Consent Agreement, referred to in the Listing Rules of the Novo Mercado of the Bolsa de Valores Mercadorias e Futuros ("BM&FBOVESPA") and other terms and statements, as called for in the Sole Paragraph of Article 16 of the Bylaws.

The reading of the Agenda, already known to all present, was waived. It was resolved that the minutes of this meeting would be drawn up in summary form, offering the right of submission of statements and dissent, to be filed at the Company's headquarters, and publication in summary form was approved without the signatures of the Members.

The votes of the members appointed by the controlling shareholders shall be computed pursuant to items 5.1, 6.1 and 7.1 of the Shareholders' Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After examination of the subjects on the Agenda, the following resolutions were adopted by unanimous vote and without any restrictions:

(i)        Elected  pursuant to § 3 of Article 14 of the Bylaws, Mr. Murilo Passos, CHAIRMAN OF THE BOARD, and Mr. Ivan de Souza Monteiro, VICE CHAIRMAN, both elected at the Ordinary General Shareholders’ Meeting held last April 28;

(ii)       Approved  the minutes of the 175th and 176th meetings of the Board held on Wednesday, April 27, 2011;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

(iii)      Cognizance taken of the activities of the Board's Advisory Committees and Commissions in May;

(iv)      Approved  the disclosure by the Company, that Mrs. Daniela Corci Cardoso, nominated as a member of the Company's Fiscal Council at the Ordinary General Shareholders’ Meeting held last April 28, qualified as a financial expert in compliance with the provisions of Section 407 of the Sarbanes-Oxley Act and in accordance with the rules of the Securities and Exchange Commission ("SEC") applicable to foreign companies listed on U.S. stock exchanges;

(v)       Appointed  members of the Board's Advisory Committees: PEOPLE MANAGEMENT COMMITTEE - Mssrs. Ivan de Souza Monteiro, Francisco Caprino Neto and Carlos Alberto C. Moreira; PROCESS MANAGEMENT COMMITTEE - Mssrs. Francisco Caprino Neto, Luiz Claudio da Silva Barros and Martin R. Glogowsky; and RELATED PARTIES COMMITTEE - Mrs. Susana H.S. Jabra and Daniela C. Cardoso and Mr. Luiz Claudio da Silva Barros, for a period of 1 (one) year, which extends to the date of the first Board meeting held after the Ordinary General Shareholders’ Meeting for fiscal year 2012, pursuant to the Internal Rules of the Committees;

(vi)      Approved (a) the revision of the Company's organizational structure, whose main objectives are to increase its efficiency and effectiveness, to align the organization to the internal and external contexts and to assure incentives for mechanisms to maximize sustainable business performance and faster day-to-day decisions, (b)  the convening of the General Shareholders’ Meeting that will deliberate on the amendments to the Company's Bylaws, and (c)  the recommendations for favorable votes by the Company's representatives on the management bodies of Company Subsidiaries in the sense of convening General Shareholders Meetings and/or Partners’ Meetings in order to discuss possible changes in their Bylaws and/or Corporate Statutes. It is hereby recorded that the Company's new organizational structure was presented to the People Management and Process Management Committees and discussed during a joint meeting of the two bodies;

(vii)     (vii.i) Elected pursuant to item "a" of Article 18 of the Company's Bylaws, the following members of the Board of Executive Officers to terms of two (2) years, which extend until the meeting of Board to be held after the Ordinary General Shareholders’ Meeting for fiscal year 2013: CHIEF EXECUTIVE OFFICER - Wilson Ferreira Jr., Brazilian, married, engineer, bearer of ID number 10.500.091, issued by SSP/SP, and registered in the natural persons tax register (CPF/MF) under number 012.217.298-10; CHIEF FINANCIAL OFFICER AND HEAD OF INVESTORS RELATIONS - Lorival Nogueira Luz Jr., Brazilian, married, business administrator, bearer of ID document (CNH - driver’s license) number 02215432356, issued by DETRAN/SP, and registered in the natural persons tax register (CPF/MF) under number 678.741.266-53; CHIEF ADMINISTRATIVE OFFICER - José Marcos Chaves de Melo, Brazilian, married, engineer, bearer of ID number 05884247-7, issued by IFP-RJ, and registered in the natural persons tax register (CPF/MF) under number 730.497.867-87; and CHIEF BUSINESS DEVELOPMENT OFFICER - Adriana Waltrick dos Santos, Brazilian, single, business administrator, bearer of ID number 7003092058, issued by SSP/RS, and registered in the natural persons tax register (CPF/MF) under number 472.363.610-20, all resident and domiciled in the city of Campinas, São Paulo, with offices at Rodovia Engº. Miguel Noel Nascentes Burnier, No. 1755, CEP 13088-140;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

            The positions of Chief Power Management Officer, Chief Power Distribution Officer and Chief Power Generation Officer remain vacant until the organizational restructuring mentioned in item (vi.a) above has been completed, reporting to the President;

            (vii.ii)   Recommended to the representatives of the Company's Subsidiaries to cast favorable votes for the President's nominees for the makeup of their respective management bodies;

(viii)    Cognizance taken of management highlights and the material facts in the month of April, reported by the Chief Executive Officer;

(ix)      Aprroved  as provided in item "b" of Article 18 of the Bylaws of the Company, the reviewed annual budgets of 2011 of the Company and its subsidiaries; and

(x)       Recommended to the Company's representatives on the management bodies of the subsidiaries, favorable votes approving the following matters: (a) CPFL Paulista, CPFL Santa Cruz and RGE: The contracting of a company for the construction, installation and expansion of substations, services, supply of equipment and materials (Corporate Resolution No. 2011011-C) and (b) CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa: Purchase of energy in the new energy auction for delivery as of 2014 (Board of Executive Officers Resolutions Nos. 2011049, 2011042, 20111875, 2011030, 2011025, 2011025, 2011026 and 2011024).

6. ADJOURNMENT: There being no further business on the agenda, the meeting was adjourned, after which these minutes were drawn up, read, approved and signed by the members present and by the Secretary. Murilo Passos - President, Ivan de Souza Monteiro, Francisco Caprino Neto, Claudio Palaia, Renê Sanda, Carlos Alberto Moreira and Gisélia Silva – Secretary.

I hereby certify that these minutes are a summary of the original minutes as copied into its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 7, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.